SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

March 14, 2011

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attention: Mr. Joseph McCann

Re:                               Thermon Group Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-172007)
Filed on February 2, 2011

Ladies and Gentlemen:

On behalf of Thermon Group Holdings, Inc. (“Thermon”), we transmit herewith Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) via the Commission’s EDGAR system.  In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated March 1, 2011 (the “Letter”).  For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.  We also are forwarding a copy of this letter via overnight courier, together with five (5) courtesy copies of Amendment No. 1, marked to show the revisions made in response to the Staff’s comments.

The responses below follow the sequentially numbered comments from the Letter.  All page references in the responses set forth below refer to page numbers in Amendment No. 1.  Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

Summary, page 1

1.                                      Please tell us whether all industry data you cite in the summary and throughout the document is publicly available.  Also tell us whether:

•                  you commissioned any of the industry reports;

•                  any of the industry reports were prepared for use in your registration statement;

•                  you are affiliated with the sources of any of the industry reports; and

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

•                  the sources of the reports consented to your use of their data in this registration statement.

Also tell us how you determined that the information and data cited in your document is the most recent available.

Thermon notes the Staff’s comment.  Industry data cited in the Registration Statement generally fits within two categories:  (i) information about the industrial electric heat tracing market in which Thermon operates (“Heat Tracing Data”) and (ii) information about the energy, chemical processing and power generation end markets that drive demand for Thermon’s products (“End Market Data”).

The Heat Tracing Data attributed to Alvarez & Marsal Private Equity Performance Improvement Group, LLC (“Alvarez & Marsal”) in Amendment No. 1 under the headings “Prospectus Summary—Our Industry” and “Business—Our Industry” is contained in a report that was commissioned by Thermon and prepared for use in the Registration Statement.  Alvarez & Marsal has consented to Thermon’s use of its data in the Registration Statement.  The consent of Alvarez & Marsal has been filed as Exhibit 23.6 to Amendment No. 1.  The remaining Heat Tracing Data presented in the Registration Statement, including the first paragraph under the headings “Prospectus Summary—Our Industry” and “Business—Our Industry,” are derived from management’s good faith estimates based on its significant knowledge of, and experience in, the industrial electric heat tracing market.  In addition to the management team’s own experiences as long-time participants in the industry, Thermon also relied on discussions with, and other forms of evidence received from, competitors, customers and suppliers in the heat tracing industry.  Due to the specialized nature of the heat tracing industry, there is a paucity of trade publications or other independent third-party industry data, which makes reliance on management estimates necessary.

The End Market Data attributed to Purvin & Gertz, Inc. (“Purvin & Gertz”) in Amendment No. 1 under the heading “Business—Our Industry” is contained in a report that was commissioned by Thermon and prepared for use in the Registration Statement.  Purvin & Gertz has consented to Thermon’s use of its data in the Registration Statement.  The consent of Purvin & Gertz has been filed as Exhibit 23.7 to Amendment No. 1.  The remaining End Market Data cited in the Registration Statement is publicly available.  The Energy Information Administration (“EIA”) is a government agency and its reports are available to the general public on the agency’s website free of charge. The End Market Data attributed to Wood Mackenzie is contained in a report that can be purchased by the general public for a nominal fee.  The End Market Data attributed to the American Institute of Chemical Engineers (“AICE”) is available to the general public on AICE’s website free of charge.  Because the End Market Data attributed in the Registration Statement to EIA, Wood Mackenzie and AICE is publicly available free of charge or for a nominal fee, Thermon believes that consents from the sources of such information are not required under Rule 436 of the Securities Act of 1933, as amended (the “Securities Act”).

Thermon has checked the websites of the relevant organizations to confirm that the information and data cited in the Registration Statement is the most recent publicly available.  In addition, Thermon confirms, based on the managing underwriters’ email correspondence with Wood Mackenzie on March 10, 2011, that the Wood Mackenzie report cited in the Registration Statement is the most recent available.

Except as described above with respect to the Alvarez & Marsal and Purvin & Gertz reports, Thermon has not commissioned any of the industry reports cited in the Registration Statement, nor were any such reports prepared specifically for use in the Registration Statement.  Thermon confirms to the Staff that it is not affiliated with the sources of any the reports cited in the Registration Statement and Amendment No. 1.

2.                                      Regarding your disclosure in this section:

•                  Your summary should not include a lengthy description of your business and strategy.  Further, we note that nearly identical disclosure appears later in your prospectus and in your summary; and

•                  The summary should be a balanced presentation of the most significant aspects of your offering - not merely a recitation of extensive details regarding only the positive aspects of the investment that only later addresses “some” of the risks and then only at a high level and leaves balancing details for later in your document.  As examples only, your disclosure refers only to “favorable” and “attractive” industry trends, includes separately captioned, explained paragraphs detailing those trends and your strengths and strategies while only including a one-sentence summary of risks you face and appears to refer only to favorable results of your operations and financial condition but not, among other things, the amount of debt you have outstanding.

Please revise substantially.

Thermon has revised its disclosure substantially on pages 1 through 6 in Amendment No. 1 in response to the Staff’s comment.  These revisions significantly shorten the disclosure in the “Prospectus Summary” and add balancing disclosure to give context to some of Thermon’s statements.  Thermon is also enclosing with this letter a word document of the revised “Prospectus Summary” section in Amendment No. 1, marked to show the revisions made to the “Prospectus Summary” section in the Registration Statement filed on February 2, 2011, made in response to the Staff’s comment.

We have access to . . . , page 3

3.                                      It appears from your disclosure on page F-40 that your operations in the Asia-Pacific region account for the lowest portion of your revenues by geography.  Please revise to clarify how this entails a “strong, established local presence.”

Thermon notes the Staff’s comment.  Thermon conducts business throughout the Asia-Pacific region, with nine offices in six different countries and dedicated sales and engineering/technical sales support personnel and other employees based throughout the region.  In a number of jurisdictions in this region, including in Australia, India and Japan, Thermon has conducted business for over 25 years.  One of Thermon’s four manufacturing facilities is located in the region.  Revenues derived from the Asia-Pacific region were $23.0 million and $28.0 million for fiscal 2010 and fiscal 2009, respectively, and $20.2 million for the nine months ended December 31, 2010 and have accounted for 11% or more of Thermon’s total revenues during each of these periods.  Thermon respectfully submits that its Asian-Pacific operations are, and historically have been, a significant part of Thermon’s business and contribute significantly to Thermon’s overall results of operations, notwithstanding the fact that the Asia-Pacific region may account for its lowest portion of revenues by geography.  Accordingly, for the foregoing reasons, Thermon believes that the characterization of its presence in the Asia-Pacific region as “strong”, “established” and “local” is accurate and substantiated by information included throughout the Registration Statement.  See, e.g., “Business—Facilities” on page 90 of Amendment No. 1, note 15 to the audited consolidated financial statements for fiscal 2010 and note 17 to the unaudited consolidated financial statements for the nine months ended December 31, 2010.

Our highly engineered solutions . . . , page 4

4.                                      Please tell us the objective criteria applied in determining the “leadership positions,” recognitions and awards mentioned here.  Also tell us whether other individuals and entities also hold leadership positions with the organizations you mention and whether there were other recipients of the recognition and awards you disclose.

With respect to the specific Institute of Electrical and Electronics Engineers (“IEEE”) leadership position referenced in its disclosure, Thermon notes in response to the Staff’s comment that the IEEE is a non-profit professional association dedicated to advancing technological innovation related to electricity and, according to the IEEE, has more than 395,000 members in more than 160 countries.  The IEEE Standards Association (“IEEE-SA”) Standards Board oversees the IEEE standards development process and sets standards, which are influential in the heat tracing industry.  Rich Hulett, a Senior Vice President at Thermon, is the current Chair of the IEEE-SA Standards Board (see http://standards.ieee.org/about/sasb/).  The Chair is appointed by the IEEE-SA Board of Governors to serve a one-year term.  According to the IEEE-SA Operations Manual, in appointing a Chair of the IEEE-SA Standards Board, the Board of Governors shall select an individual who demonstrates “management skills, a strong industrial background, leadership abilities and experience with standards,” and “is responsible for moving the IEEE-SA standards program forward effectively and efficiently” (see http://standards.ieee.org/develop/policies/sa_opman/sect5.html). In addition to the Chair, the other officers of the IEEE-SA Standards Board are the Vice-Chair, Past Chair and Secretary.

With respect to the Dow Chemical Safety Excellence Awards referenced in its disclosure, Thermon has revised its disclosure to delete references to the Dow Chemical Safety Excellence Awards throughout Amendment No. 1.

Strong revenue visibility, page 4

5.                                      Please reconcile your disclosure here and in the first risk factor on page 16 and last risk factor on page 17.

Thermon notes the Staff’s comment.  As stated on page 4 of Amendment No. 1, Thermon believes that it has strong visibility into its future revenue, in part due to its growing backlog of signed purchase orders.  Historically, Thermon has experienced few order cancellations and the cancellations that have occurred in the past have not been material compared to Thermon’s total contract volume and compared to the amount of backlog.  The small number of order cancellations is attributable in part to the fact that a large portion of Thermon’s solutions are ordered and installed toward the end of Greenfield project construction.  As a result, Thermon historically has been highly successful at converting backlog to revenue.

Notwithstanding the foregoing, the timing of recognition of revenue out of backlog is not always certain, as it is subject to a variety of factors that may cause delays, many of which are beyond Thermon’s control (such as customers’ delivery schedules and levels of capital and maintenance expenditures).  When such a delay occurs, the recognition of revenue associated with such delayed project is deferred.  For example, a delay in the completion of a large Greenfield project resulted in approximately several million dollars in revenue attributable to such project being realized in the quarter ended September 30, 2010, which was one quarter later than expected.  Thermon has disclosed this instance in the risk factor relating to its backlog on pages 17 and 18 of Amendment No. 1.  In addition, the cyclical nature of capital and maintenance spending in the industries of many of Thermon’s customers and end users can contribute to delays in recognizing revenue out of Thermon’s backlog.  Therefore, while Thermon believes that it has strong visibility into its future revenue due in part to its historically high rate of converting backlog to revenue, it may not be able to predict with certainty when revenue will be recognized, which may lead to significant fluctuations in Thermon’s results of operations from quarter to quarter and limit the ability of a potential investor of Thermon’s common stock to predict financial performance on a quarterly basis.

The first risk factor on page 16 and last risk factor on page 17 of Amendment No. 1 provide a potential investor with disclosure regarding the risks associated with Thermon’s visibility as to future revenue.  In addition, Thermon has expanded the disclosure on pages 55 through 57 of Amendment No. 1 to disclose the information discussed above regarding its visibility into future revenue and the factors that impact this visibility.

Drive growth through . . . , page 5

6.                                      Please expand to briefly clarify how the “framework agreements” have “accelerated” the timing of your involvement in projects and facilitated identification of revenue opportunities.  Please also file those agreements as exhibits.

Thermon notes the following in response to the Staff’s comment:

•                  Thermon has revised its disclosure in response to the Staff’s comment.  Please see page 5 of Amendment No. 1.

•                  Thermon respectfully submits that the framework agreements are not required to be filed as exhibits to the Registration Statement.  Thermon enters into framework agreements with its customers in the ordinary course of its business.  In addition, Thermon is not substantially dependent upon any particular framework agreement.  Accordingly, such agreements are not required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

7.                                      Given the multiple, similarly named entities mentioned in your document, please revise to briefly describe your corporate structure.  Include a chart if you believe it would assist investors.

Thermon has revised its disclosure in response to the Staff’s comment.  Please see page 7 of Amendment No. 1.

Risk Factor, page 6

8.                                      Given the percentage of your securities owned by CHS and the “sponsors,” please tell us whether you will be a controlled company under applicable exchange rules, and if so, how you evaluated whether that status creates material risks.

Thermon notes the Staff’s comment.  At this time, Thermon does not know what percentage of its common stock will be owned by CHS and the other sponsors after the consummation of this offering and is therefore unable to determine whether it would be eligible to take advantage of the “controlled company” exception under the New York Stock Exchange rules.  However, Thermon does not intend to take advantage of the “controlled company” exception irrespective of any possible eligibility to use it.  Accordingly, Thermon does not believe that any disclosure regarding risks arising from “controlled company” status is necessary or appropriate.

9.                                      Please tell us where your document describes the risks disclosed in the last risk factor on page 30 and the first risk factor on page 31 of the Form S-4 File No. 333-168915 filed by Thermon Industries, Inc. and several of your other subsidiary corporations on December 13, 2010.

Thermon has revised its disclosure in response to the Staff’s comment.  Please see pages 24 and 25 of Amendment No. 1.  Thermon believes that the revised disclosure appearing on pages 24 and 25 of Amendment No. 1, though not as detailed as the corresponding disclosure appearing in the Thermon Industries, Inc. Form S-4 (File No. 333-168915), is appropriate in light of Thermon’s expected deleveraging following this offering (as described in “Use of Proceeds” and elsewhere in the Registration Statement and Amendment No. 1) and the fact that the Registration Statement is addressed to potential investors in its common stock rather than existing holders of its senior secured notes.

10.                               Please provide us your analysis of the materiality of the risks to investors resulting from the provision of your certificate of incorporation mentioned in the carryover paragraph on page 112.

Thermon has revised its disclosure in response to the Staff’s comment.  Please see pages 28 and 29 of Amendment No. 1.

The Offering, page 8

11.                               Please revise your document, including your financial statements and management’s discussion and analysis of financial condition and results of operations, to describe the effects of the stock split as appropriate.

Thermon notes the Staff’s comment and confirms that it will revise its disclosure, including its financial statements and management’s discussion and analysis of financial condition and results of operations, to describe the effects of the stock split in a subsequent pre-effective amendment to the Registration Statement once the stock split has been effected.  Thermon intends to effect the stock split before commencing the roadshow for the proposed offering.

Summary Historical and Pro Forma Consolidated Financial and Operating Data, page 12

12.                               Pro forma information should be presented as required by Rule 11 of Regulation S-X and the FASB Accounting Standards Codification.  Please tell us why the table of pro forma statement of operations data here and on page 46 should be presented or remove such disclosure from the filing.

Thermon has revised its disclosure in response to the Staff’s comment and per discussions with the Staff by conference calls held on March 4, 2011 and March 7, 2011.  Please see pages 12 and 49 of Amendment No. 1.  As discussed with the Staff, Thermon has included pro forma statements of operations data in addition to its historical statement of operations data in both “Summary Historical and Pro Forma Condensed Consolidated Financial and Operating Data” and “Selected Historical and Pro Forma Consolidated Financial and Operating Data” because it believes such information enhances a potential investor’s understanding of the historical results of operations by highlighting the effects of the change of control transaction, and how those results are further affected by the anticipated offering.  Thermon further believes that the presentation of such data is consistent with precedent offerings in which the registrant has undergone a change of control transaction in the fiscal year of or preceding its initial public offering and permissible under Item 503 and Instruction 2 to Item 301, as it summarizes information prepared in accordance with Article 11 of Regulation S-X and appearing elsewhere in the prospectus and enhances an understanding of Thermon’s results of operations.  Finally, Thermon has revised its disclosure to clarify that pro forma statement of operations data will be presented only with respect to the most recent fiscal year (i.e., fiscal 2010) and the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required and the corresponding interim period of the preceding fiscal year (i.e., the nine months ended December 31, 2010 and December 31, 2009) in accordance with Rule 11-02(c)(2) of Regulation S-X.

Dilution, page 33

13.                               Please expand to disclose how the amounts and percentages in the second table would change assuming the exercise of all outstanding options.  Also expand the last paragraph on page 34 to clarify how the amounts and percentages under “total consideration” would change if the overallotment option is exercised in full.

Thermon has revised its disclosure in response to the Staff’s comment.  Please see pages 35 and 36 of Amendment No. 1.

Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 35

14.                               Please tell us why you have not provided a pro forma balance sheet to present the effects of the transaction in conformity with Rule 11 of Regulation S-X.

Thermon notes the Staff’s comment and has included an unaudited pro forma balance sheet as of December 31, 2010 in Amendment No. 1.  Please see page 39 of Amendment No. 1.

Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 37

15.                               Please provide pro forma earnings per share amounts in conformity with Rule 11-02(b)(7) of Regulation S-X.  Revise your pro forma footnotes accordingly.

Thermon has revised its disclosure in response to the Staff’s comment.  Please see pages 40 through 42 of Amendment No. 1.

Management’s Discussion and Analysis . . . , page 51

16.                               In an appropriate section of your document, please discuss the expected, material impact to you and your financial condition of the “robust pipeline of planned projects” mentioned on page 4.

Thermon has revised its disclosure in response to the Staff’s comment.  Please see pages 54 and 55 of Amendment No. 1.

Key drivers affecting our results of operations, page 52

17.                               Please quantify the key drivers identified that would be material to investors.  Refer to section 501.12.b.l of the Financial Reporting Codification.

Thermon has revised its disclosure in response to the Staff’s comment.  Please see pages 55 through 57 of Amendment No. 1.

Critical Accounting Policies and Estimates, page 53

18.                               Please revise your discussion for each policy to provide greater insight into the quality and variability of the estimate.  This discussion should:

•                  provide an analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time;

•                  address why the estimates or assumptions bear the risk of change; and

•                  provide quantitative information if reasonably available and material to investors.

Refer to section 501.14 of the Financial Reporting Codification.

Thermon has revised its disclosure in response to the Staff’s comment.  Please see pages 71 through 76 of Amendment No. 1.

Results of Operations, page 56

19.                               We note your unaudited financial statements beginning on page F-56 include results for the three months ended September 30, 2010, and that such presentation is not required under Rule 3-02 of Regulation S-X for this registration statement.  If you continue to include the three month unaudited financial statements, please include a discussion of the results in MD&A.

Thermon acknowledges the Staff’s comment.  Thermon has not included unaudited financial statements for the three-month period ended December 31, 2010 in Amendment No. 1, and accordingly, believes that a discussion of the results for such period is unnecessary in MD&A.

Gross profit and margin, page 57

20.                               Please revise to clarify your “normalized range of gross margins.”

Thermon has revised its disclosure in response to the Staff’s comment.  Please see pages 58, 60 and 61 of Amendment No. 1.

Contingencies, page 64

21.                               Please revise your discussion to address any material uncertainties as described by Item 303(a)(3)(ii) of Regulation S-K or tell us how you meet this requirement.

Thermon has revised its disclosure in response to the Staff’s comment.  Please see pages 65 and 66 of Amendment No. 1.

Liquidity and Capital Resources, page 65

22.                               Please revise to disclose the importance of credit ratings on your ability to access capital.  In this regard, we refer to the disclosure concerning credit ratings on page 72 of the Form S-4 File No. 333-168915 filed by Thermon Industries, Inc. and several of your other subsidiary corporations.

Thermon has revised its disclosure in response to the Staff’s comment.  Please see page 67 of Amendment No. 1.

Six Months Ended September 30, 2010 (Combined) Compared to the Six Months Ended September 30, 2009 (Non-GAAP), page 66

23.                               Revise the discussion of cash flow activity to address material items as presented in your statements of cash flows and the underlying reasons for such items.  Refer to section 501.03.a of the Financial Reporting Codification.

Thermon has revised its disclosure in response to the Staff’s comment.  Please see pages 68 and 69 of Amendment No. 1.

Business, page 70

24.                               Please discuss the general development of your business during the past five years. Include in such disclosure the impact of the transactions with Audax and CHS.

Thermon has revised its disclosure in response to the Staff’s comment.  Please see page 79 of Amendment No. 1.

Manufacturing, page 79

25.                               Please expand to clarify the increase to your production capacity you expect from the expansion at the San Marcos location.

Thermon has revised its disclosure in response to the Staff’s comment.  Please see page 87 of Amendment No. 1.

Composition of the board . . . , page 88

26.                               Please revise to clarify the significance of the twelve-month period mentioned in the last sentence of the first paragraph, including the consequences, if any, of not complying with that period.  Also clarify the reference to “transition periods” in the sections that follow.

Thermon has revised its disclosure in response to the Staff’s comment.  Please see pages 96 and 97 of Amendment No. 1.

Committee of the Board of Directors, page 88

27.                               Please reconcile your disclosure concerning shared responsibility for reviewing the independent auditor’s qualifications and independence with Exchange Act Rule 10A-3(b)(2).

Thermon has revised its disclosure in response to the Staff’s comment.  Please see page 97 of Amendment No. 1.

28.                               Please revise to identify each director that is not independent under applicable committee independence standards.  See Item 407(a) of Regulation S-K.

Thermon has revised its disclosure in response to the Staff’s comment.  Please see page 97 of Amendment No. 1.

Certain Relationships and Related Party Transactions, Page 104

29.                               We refer to disclosure of the “Audax Transaction” and “Audax Transaction Fee” on pages 102 and 103 of the amended Form S-4 filed by Thermon Industries, Inc.  and several of your other subsidiary corporations, on December 13, 2010.  Please revise to disclose the material terms of these transactions.  Please refer to Instruction 1 to Item 404 of Regulation S-K.

Thermon has revised its disclosure in response to the Staff’s comment.  Please see pages 114 and 115 of Amendment No. 1.

30.                               Please tell us why you deleted disclosure regarding transactions that occurred during your fiscal-year ended March 31, 2008.  See Instruction 1 to Item 404 of Regulation S-K.

Thermon deleted disclosure regarding related party transactions that occurred during the fiscal year ended March 31, 2008 in its Registration Statement because Thermon currently anticipates requesting effectiveness of the Registration Statement subsequent to the end of its current fiscal year on March 31, 2011.  As a result, Instruction 1 to Item 404 of Regulation S-K would only require disclosure with respect to the fiscal years ended March 31, 2009, March 31, 2010 and March 31, 2011.  However, in response to the Staff’s comment, Thermon has included disclosure regarding related party transactions that occurred during fiscal 2008 on pages 114 and 115 of Amendment No. 1 and will update the disclosure in accordance with the requirements of Item 404 once the timing of the offering is confirmed.

Audax Management Fee, page 104

31.                               Please provide the disclosures required by Item 404 of Regulation S-K with respect to the transactions mentioned in the last paragraph on page 8 and in paragraphs 9(c) and (d) on page 15.

Thermon notes the following in response to the Staff’s comment:

•                                          Thermon notes the Staff’s comment and confirms that it will provide the disclosures required by Item 404 of Regulation S-K with respect to the expected option grant to Thermon’s executive officers and certain other employees concurrent with the pricing of this offering in a subsequent pre-effective amendment to the Registration Statement once the grants have been finalized and approved by the Compensation Committee of the Thermon Board of Directors.

•                                          Thermon has revised its disclosure in response to the Staff’s comment with respect to the failed Audax sale processes that occurred during fiscal 2009 and fiscal 2010.  Please see page 115 of Amendment No. 1.

Securityholder Agreement, page 106

32.                               If provisions of this agreement will survive following the offering, please revise to identify those provisions.

Thermon has revised its disclosure in response to the Staff’s comment.  Please see pages 117 and 118 of Amendment No. 1.

Manager Equity Agreements . . . , page 107

33.                               Please revise to disclose the identity of each management investor and the nature of your relationship with each individual.  Also identify the “management investors” mentioned in the last paragraph on page 114.

Thermon has revised its disclosure in response to the Staff’s comment.  Please see pages 118 and 119 of Amendment No. 1.

Transaction Fee and Management Fee, page 108

34.                               Please file as an exhibit the termination agreement related to the management services agreement.

Thermon notes the Staff’s comment and confirms to the Staff that it will file the termination agreement related to the management services agreement as an exhibit to a subsequent pre-effective amendment to the Registration Statement.

Description of Capital Stock, page 110

35.                               Please clarify how the transaction you describe in the first paragraph will combine your common stock into one class from two.  Also revise the disclosure in an appropriate section of your document to clarify on what registration statement or exemption you intend to rely and, if applicable, briefly describe the facts on which you rely to support the availability of the exemption.

Thermon notes the Staff’s comment.  Thermon has revised its disclosure to reflect that prior to the consummation of the offering, it will adopt an amendment to its amended and restated certificate of incorporation providing for the automatic conversion of its two classes of common stock into a single class of voting common stock effective immediately prior to the consummation of the offering (the “Conversion”).  Please see page 121 of Amendment No. 1.  Thermon intends to rely on the Section 3(a)(9) exemption from registration under the Securities Act to issue shares of common stock in the Conversion (the “Conversion Shares”).

Thermon believes that the Conversion meets all of the requirements of Section 3(a)(9).  First, Thermon (Thermon Group Holdings, Inc.) is the issuer of both the classes of common stock that will be surrendered in the Conversion (the “Existing Shares”) and the Conversion Shares.  Second, participation in the Conversion will be limited exclusively to Thermon’s existing stockholders.  Third, the stockholders will provide no consideration in exchange for the Conversion Shares other than the surrender of the Existing Shares.  Finally, Thermon will not pay or give any commission or other remuneration to any of the stockholders, directly or indirectly, in connection with the Conversion.  Therefore, Thermon respectfully submits that the Conversion and the issuance of the Conversion Shares are exempt from registration pursuant to Section 3(a)(9) of the Securities Act.

Shares Eligible for Future Sale, page 114

36.                               Please tell us, with a view toward disclosure, how the time periods described in this section account for shares your affiliates may acquire in this offering, such as those shares acquired pursuant to the directed share program mentioned on page 122.

Thermon has revised its disclosure in response to the Staff’s comment.  Please see page 125 of Amendment No. 1.

Relationships, page 124

37.                               Please quantify the amounts mentioned in the second paragraph.

Thermon notes the Staff’s comment.  Item 508(a) of Regulation S-K requires the registrant to identify each underwriter having a material relationship with the registrant and to state the nature of the relationship.  In addition, Item 508(e) of Regulation S-K requires disclosure of all underwriting compensation to be paid to the underwriters, including amounts deemed to be underwriting compensation pursuant to the rules of the Financial Industry Regulatory Authority.  Neither Jefferies & Company, Inc. (“Jefferies”) nor the other underwriters in this offering have any material relationship with Thermon.  Furthermore, pursuant to FINRA Rule 5110, compensation paid to Jefferies in connection with Thermon’s Rule 144A offering is not considered underwriting compensation in connection with the proposed offering because it was paid pursuant to an arrangement entered into more than 180 days prior to the filing of the initial Registration Statement and, in any event, was received in connection with a transaction unrelated to the proposed offering.  Accordingly, disclosure of Jefferies’ prior involvement in connection with the Rule 144A offering or the related fees is neither required nor material to investors.  The disclosure on page 135 of Amendment No. 1 has been revised accordingly.

Certain of the underwriters or their affiliates are lenders under Thermon’s revolving credit facility.  The disclosure on page 135 of Amendment No. 1 has been revised to disclose this relationship and to disclose that in connection with their role as lenders, they have received customary fees and reimbursement for out-of-pocket costs.  None of the fees or reimbursement constitute underwriting compensation pursuant to FINRA Rule 5110.

Financial Statements, page F-l

General

38.                               Please update the financial statements and related disclosures in your filing, as necessary, as required by Rule 3-12 of Regulation S-X.

Thermon confirms to the Staff that (i) Amendment No. 1 contains the most recent interim financial statements as of the date thereof and (ii) Thermon will update such interim financial statements as required under Rule 3-12 of Regulation S-X.

Footnote 13 — Income Taxes, page F-36

39.                               We note your disclosures that “the company views undistributed earnings of certain foreign subsidiaries as permanently re-invested.” Please reconcile this with your disclosures on page 68 that you “will need to repatriate cash to the United States in order to meet [y]our U.S. debt service obligations.” Additionally, please tell us how the repatriation of cash impacts your income taxes in accordance with Topic 740-30 of the FASB Accounting Standards Codification.

Thermon notes the Staff’s comment.  Prior to the consummation of the CHS Transactions on April 30, 2010, certain of Thermon’s foreign subsidiaries, including Thermon’s Canadian subsidiary, had significant outstanding debt obligations, and foreign subsidiary debt service obligations historically were met from cash generated by the respective foreign subsidiary incurring such obligations.  Prior to the Acquisition, there was no need for Thermon to repatriate cash to meet its U.S. debt service obligations.  Outstanding foreign subsidiary indebtedness was repaid and extinguished concurrent with the consummation of the CHS Transactions.  In addition, in connection with the CHS Transactions, Thermon established its primary revolving credit facility and issued senior secured notes in the United States, which comprise the predominate amount of Thermon’s current existing indebtedness.  No separate revolving credit facility was established in Canada, for example, which was a change from Thermon’s prior practice (though Thermon’s Canadian subsidiary may borrow under the U.S. facility in Canadian dollars).  Accordingly, Thermon has included risk factor disclosure that it may, going forward, need to repatriate cash to the United States in the future to service its U.S. debt service obligations.

With regard to the accounting guidance for income taxes per Topic 740-30 of the FASB Accounting Standards Codification, Thermon has estimated expected foreign dividends from Canada for fiscal 2011 and incorporated the impact of those dividends into its estimated tax expense.  While Thermon expects that it may have to repatriate foreign dividends from Canada into the United States in the future for principal reductions of debt, Thermon does not expect to require dividends from any other foreign country to service its debt.  At December 31, 2010, Thermon had not made the determination that it would require future dividends for debt reduction.  Accordingly, the Company maintains its permanent reinvestment status.

Condensed Consolidated Statements of Changes in Shareholders’/Members’ Equity (Unaudited), page F-59

40.                               Please revise this presentation to report the changes between the predecessor equity as of April 30, 2010 and the Successor equity as of May 1, 2010.

Thermon notes the Staff’s comment.  Thermon respectfully submits that the inclusion of change items between the predecessor equity as of April 30, 2010 and the successor equity as of May 1, 2010 would not be meaningful to, and may have the effect of confusing, investors, as the capital structures of the predecessor, a limited liability company and the successor, a corporation, are substantially different, and bear no relationship to each other.  The predecessor and successor are two different entities, and the predecessor no longer exists within the Thermon corporate structure.

Notes to financial statements, page F-61

Footnote 8  — Related-Party Transactions, page F-67

41.                               Please revise this footnote to include any related party transactions of the predecessor.

Thermon has revised its disclosure in response to the Staff’s comment.  Please see page F-68 of Amendment No. 1.

Item 15.  Recent Sales of Unregistered Securities, page II-3

42.                               Please reconcile your disclosure in the second paragraph with your disclosure on page F- 59.

Thermon has revised its disclosure in response to the Staff’s comment.  Please see page II-3 of Amendment No. 1.

Item 16. Exhibits . . .  , page II-3

43.                               Please revise the exhibit index to clearly identify all agreements that are the subject of a confidential treatment request or order, such as Exhibit 10.1.

Thermon has revised the exhibit index in response to the Staff’s comment.  Please see page II-8 of Amendment No. 1.

44.                               Exhibit 21 indicates that Thermon Group, Inc. is your wholly owned subsidiary, contrary to your disclosure in Note 12 on page F-70 that Thermon Group, Inc. is your parent entity.  Please reconcile.

Thermon has revised its disclosure in response to the Staff’s comment.  Please see page F-71 of Amendment No. 1.

45.                               Please file as an exhibit the 2011 Long-Term Incentive Plan mentioned on page 96.

Thermon notes the Staff’s comment and confirms to the Staff that it will file a copy of the 2011 Long-Term Incentive Plan as an exhibit to a subsequent pre-effective amendment to the Registration Statement.

46.                               For Exhibits 23.1 through 23.4, please provide currently dated consents from your independent accountants as required by Item 601(b)(23)(i) of Regulation S-K prior to requesting effectiveness.

Thermon notes the Staff’s comment and confirms to the Staff that it will provide currently dated consents from its independent accountants prior to requesting effectiveness as required by Item 601(b)(23)(i) of Regulation S-K.

Item 17.  Undertakings, page II-7

47.                               Please revise to include the undertakings required by Item 512(a)(1)-(3) of Regulation S-K.

Thermon has revised its disclosure to include the undertakings required by Item 512(a)(1)-(3) of Regulation S-K in response to the Staff’s comment.  Please see page II-9 of Amendment No. 1.

Signatures, page II-9

48.                               Please do not change the language required on the signatures page of Form S-1.  In this regard, please tell us to what “amendment” you are referring in the first paragraph.

Thermon notes the Staff’s comment and confirms that it will not change the language required by Form S-1 on the signature page of Amendment No. 1.  The reference to an “amendment” on the signatures page in the initial filing of the Registration Statement was made in error.

If you have any questions regarding the foregoing or Amendment No. 1, please contact the undersigned at (312) 853-2071.

Very truly yours,

/s/ Michael P. Heinz

cc:                                 Rodney Bingham, Thermon Group Holdings, Inc.